Northern Lights Variable Trust

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

April 3, 2023

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management

Attn: Ms. Christina Fettig, CPA

(202) 551-6963

File Nos. 333-131820; 811-21853 (Northern Lights Variable Trust)

0001580642-23-001399	TOPS Managed Risk Flex ETF Portfolio
0001580642-23-001396	TOPS Managed Risk Balanced ETF Portfolio TOPS Managed Risk Moderate Growth ETF Portfolio TOPS Managed Risk Growth ETF Portfolio

Dear Ms. Fettig,

To correct the oversight to the above referenced N-CSRs filed on 3/10/2023, I would kindly request that you change the period date from 12/21/2022 to 12/31/2022.

Please contact me at (631) 470-2603 if you have any questions.

Sincerely,

/s/ James Colantino

James Colantino